AZCO MINING INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2005 and for the Years Ended

June 30, 2005 and 2004

AZCO MINING INC.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM…………………...F-3

FINANCIAL STATEMENTS:

       Consolidated Balance Sheet………………………………………………………………………F-4

       Consolidated Statements of Operations…………………………………………………………...F-5

       Consolidated Statement of Stockholders' (Deficit)………………… …………………………...F-6

       Consolidated Statements of Cash Flows………………………………………………………….F-7

       Notes to the Consolidated Financial Statements………………………............................. F-9 - F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

AZCO Mining Inc.

We have audited the accompanying consolidated balance sheet of AZCO Mining Inc. as of June 30, 2005, and the related consolidated statements of operations, stockholders' (deficit), and cash flows for the years ended June 30, 2005 and 2004.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AZCO Mining Inc. as of June 30, 2005, and the results of its operations, and its cash flows for the years ended June 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stark Winter Schenkein & Co., LLP

Denver, Colorado

July 17, 2006

AZCO MINING INC.

CONSOLIDATED BALANCE SHEET

JUNE 30, 2005

ASSETS

CURRENT ASSESTS:
Cash and cash equivalents	$ 20,101
Prepaid expenses	139,358
Total Current Assets	159,459

PROPERTY AND EQUIPMENT, NET	470,438

OTHER ASSESTS:	1,701,000
Idle plant and equipment, net	178,658
Restricted cash	1,879,658

$ 2,509,555

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$ 465,215
Accrued liabilities	592,868
Line of credit	73,145
Accrued interest - related party and shareholder	309,000
Notes payable - shareholder	400,000
Current portion of lease financing liability	1,350,000
Settlement obligation	150,000
Derivative instrument liability	81,057
Total Current Liabilities	3,421,285

LONG TERM LIABILITIES:
Financing lease liability	2,556,275
Note payable - related party	800,000
Asset retirement obligation	60,309
3,416,584
Total Liabilities	6,837,869

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ (DEFICIT):
Common stock; $0.002 par value, 100,000,000 shares authorized; issued and outstanding 51,210,122 shares	102,420
Additional paid in capital	33,618,899
Deferred stock compensation	(105,250)
Accumulated (deficit)	(37,944,383)
Total Stockholders’ (Deficit)	(4,328,314)

$ 2,509,555

The accompanying notes are an integral part of these consolidated financial statements

AZCO MINING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004 (Restated)

SALES	$ 54,844	$ 167,863

OPERATING COSTS AND EXPENSES:
Production, exploration and mining costs	136,714	325,687
General and administrative	1,018,788	1,154,172
General and administrative – stock compensation	252,690	262,800
Depreciation and amortization	23,482	17,952
Impairment of assets	--	5,789,613
Accretion of asset retirement obligation	5,000	5,000
	1,436,674	7,555,224

(LOSS) FROM OPERATIONS	(1,381,830)	(7,387,361)

OTHER INCOME (EXPENSES):
Other income	--	5,000
Gain (loss) on sale of asset	82,967	(6,756)
Interest income	2,775	1,502
Foreign currency translation (loss)	(1,811)	--
Gain (loss) on derivative instrument liability	65,721	(62,105)
Gain associated with conversion of debt	36,672	--
Accretion of discounts on financing lease liability and notes payable	(210,417)	(278,151)
Interest expense	(190,367)	(144,000)
Total Other (Expense)	(214,460)	(484,510)

(LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,596,290)	(7,871,871)

PROVISION FOR INCOME TAXES	--	--

NET (LOSS)	$(1,596,290)	$(7,871,871)

Basic and Diluted (Loss) Per Common Share	$(0.03)	$(0.19)

Basic and Diluted Weighted Average Number of Common Shares Outstanding	47,997,503	41,822,316

The accompanying notes are an integral part of these consolidated financial statements.

AZCO MINING INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ (DEFICIT)

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	Common Shares	Stock Amount	Additional Paid In Capital	Deferred Stock Compensation	Accumulated Deficit	Total
Balance, June 30, 2003	37,922,122	$75,844	$32,978,633	$ --	$(29,485,447)	$ 3,569,030
Restatement for derivative instrument liability	--	--	(1,093,898)	--	1,009,225	(84,673)
Issuance of shares for settlement agreement	1,200,000	2,400	177,600	--	--	180,000
Issuance of shares for services	1,686,000	3,372	259,428	--	--	262,800
Sale of shares for cash	2,930,000	5,860	361,140	--	--	367,000
Net (loss)	--	--	--	--	(7,871,871)	(7,871,871)

Balance, June 30, 2004 (Restated)	43,738,122	87,476	32,682,903	--	(36,348,093)	(3,577,714)
Issuance of shares for services	1,662,000	3,324	214,616	(105,250)	--	112,690
Sale of shares for cash	2,560,000	5,120	250,880	--	--	256,000
Shares issued for conversion of accounts payable and accrued liabilities	3,250,000	6,500	330,500	--	--	337,000

Related party stock compensation recognized on conversion of accrued liabilities	--	--	140,000	--	--	140,000
Net (loss)	--	--	--	--	(1,596,290)	(1,596,290)
Balance, June 30, 2005	51,210,122	$102,420	$33,618,899	$(105,250)	$ (37,944,383)	$(4,328,314)

The accompanying notes are an integral part of these consolidated financial statements.

AZCO MINING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(1,596,290)	$(7,871,871)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation and amortization	23,482	17,952
Stock compensation	252,690	262,800
Accretion of discount on debt liabilities and notes payable	210,417	278,151
Accretion of asset retirement liability	5,000	5,000
(Gain) loss on sale of equipment	(82,967)	6,756
(Gain) on conversion of debt	(36,672)	--
Foreign currency translation loss	1,811	--
Gain (loss) on derivative instrument liability	(65,721)	62,105
Impairment loss on assets	--	5,789,613
Net changes in operating assets and liabilities:
Prepaid expenses	(14,682)	74,744
Inventory	--	112,380
Accounts payable and accrued liabilities	294,108	138,308
Accrued interest – related party and shareholder	144,000	144,000
Accrued lease payments	540,000	540,000
Net Cash (Used in) Operating Activities	(324,824)	(440,062)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	82,967	75,879
Restricted cash increase	--	2,434
Net Cash Provided by Investing Activities	82,967	78,313

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	256,000	367,000
Net Cash Provided by Financing Activities	256,000	367,000
INCREASE IN CASH AND CASH EQUIVALENTS	14,143	5,251

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,958	707
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 20,101	$ 5,958

The accompanying notes are an integral part of these consolidated financial statements

AZCO MINING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004 (Restated)
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$ 1,845	$ --

Cash paid for income taxes	$ --	$ --

SUPPLEMENTAL DISCLOSURE OF NON-CASH:
FINANCING ACTIVITIES:
Stock issued for settlement agreement	$ --	$180,000

Stock issued for conversion of accounts payable	$ 37,000	$ --

Stock issued for conversion of accrued liabilities, related parties	$300,000	$ --

The accompanying notes are an integral part of these consolidated financial statements

AZCO MINING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, NATURE OF OPERATIONS AND USE OF ESTIMATES

Azco Mining Inc. (the Company) is a mining company incorporated in Delaware in August 1991.  Its general business strategy is to acquire, explore and develop mineral properties.  The Company’s principal assets are the leased Ortiz gold project in New Mexico and the 100% owned Black Canyon mica project in Arizona.

In November 2002, the Company ceased crushing and concentration activities at its Black Canyon project due to economic constraints.  Limited production, marketing and sales have continued at its Glendale mica processing facility using inventoried mica, while the Company looks for a joint-venture partner to help finance the project.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Azco Mica, Inc., a Delaware corporation.  All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Inventory

Inventories historically have been recorded at the lower of cost or net realizable value.  Cost was determined on a weighted average basis and includes all costs in bringing the inventory to its present location and condition.  Net realizable value is the estimated price at which inventories can be sold in the normal course of business after allowing for the cost of completion and sale.

As of June 30, 2004, the Company’s inventory was reduced to $0, its estimated net realizable value.  Results of operations for the year ended June 30, 2004, included a charge of $965,167 which represents the estimated excess of cost over net realizable value and was recorded as impairment expense.

Property, Plant and Equipment

Land, buildings and plant are carried at cost.  Replacements, maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred.  Major renewals and improvements are capitalized.  Upon retirement, sale or other disposition, the cost and accumulated amortization are eliminated and the gain or loss is included in operations.  Property and equipment consists of land and buildings, which are recorded at cost.  The buildings are depreciated using the straight-line method over the estimated useful lives of 15 to 39 years. Autos are depreciated using the straight-line method over the estimated useful life of 3 years.

Effective June 30, 2004, the Company obtained an independent appraisal of certain equipment. The appraisal indicated a net realizable value of approximately $1,701,000. Accordingly, the Company recognized an increase to the reserve for impairment and impairment expense of $4,824,446 for the year ended June 30, 2004.  No further impairments have been necessary.  This equipment has been classified at idle plant and equipment.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

The Company reviews the terms of convertible debt, equity instruments and other financing arrangements to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services they provide.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, the Company uses the Black-Scholes option- pricing model to value the derivative instruments.  To the extent that the initial fair values of the freestanding and/or bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized, in order to initially record the derivative instrument liabilities at their fair value.

The discount from the face value of the convertible debt or equity instruments resulting from allocating some or all of the proceeds to the derivative instruments, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, usually using the effective interest method.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Restatement and Correction of an Error

The financial statements at June 30, 2004, have been restated in the accompanying financial statements to reflect the correction of an error as discussed in Note 2.

Reclamation Costs

On July 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143).  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  Specifically, the Statement requires that retirement obligations be recognized when they are incurred and displayed as liabilities with the initial measurement being at the present value of estimated third party costs.  In addition, the asset retirement cost is capitalized as part of the assets’ carrying value and subsequently allocated to expense over the assets useful life.

The asset retirement obligation associated with the Mica project consists of reclamation of disturbed property as well as the disposal and dismantling of related property and equipment.

The Company’s asset retirement obligation through June 30, 2005, is as follows:

Balance at June 30, 2003	$ 50,309

Accretion for the year ended June 30, 2004	5,000

Accretion for the year ended June 30, 2005	5,000

Balance, June 30, 2005	$ 60,309

Revenue Recognition

The Company recognizes the sale of the product when an agreement of sale exists, product delivery has occurred, title has transferred to the customer and collectibility is reasonably assured.  The price received is based upon terms of the contract.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”.  SFAS No. 109 requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns.  Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Net (Loss) Per Share

SFAS No. 128, "Earnings per Share," requires dual presentation of basic and diluted earnings or loss per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.  Basic loss per common share is computed based on weighted average shares outstanding and excludes any potential dilution from stock options, warrants and other common stock equivalents and is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share reflects potential dilution. These dilutive securities are not considered in the calculation, as the impact of the potential shares would be to decrease loss per share.

Stock-Based Compensation – Transition and Disclosure

The Company has elected to follow Accounting Principles Board Opinion No.  25, “Accounting for Stock Issued to Employees” (APB 25) and the related interpretations in accounting for its employee stock options.  Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. If the exercise price of employee stock options is less then the market price of the underlying stock on the date of grant, compensation expense is recorded for the price differential times the quantity of options granted. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock Based Compensation,” as amended by SFAS No. 148, “Accounting For Stock-Based Compensation - Transition & Disclosure.”

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Significant estimates are used when accounting for the Company’s carrying value of inventory, mineral properties and fixed assets, depreciation, accruals, taxes and contingencies, which are discussed in the respective notes to the financial statements.

Reclassifications

Certain balances for the year ended June 30, 2004, have been reclassified in the accompanying financial statements to conform to the current year presentation.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, line of credit, notes payable and financing lease liabilities approximated their related fair values as of June 30, 2005, due to the relatively short-term nature of these instruments.  The carrying value of the Company’s long-term financing lease and notes payable approximates the fair value based on the terms at which the Company could obtain similar financing.

Restricted Cash

As part of the reclamation deposit required for the Black Canyon mica property, the Company has restricted cash of $178,658, comprised of $50,000 held on deposit for the Arizona State Treasurer in a one-year automatically renewable short-term investment; and $128,658 held as collateral against an irrevocable letter of credit of the same amount to the U.S. Bureau of Land Management (BLM). Both of the amounts will be held until all terms and conditions of the reclamation agreement have been fulfilled or a satisfactory replacement bond has been accepted.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3" (SFAS 154). This statement replaces APB opinion No. 20, "Accounting Changes" and SFAS Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transaction provision. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Consequently, the Company will adopt the provisions of SFAS No. 154 for its fiscal year beginning July 1, 2006. Management currently believes that adoption of the provisions of SFAS No. 154 will not have a material impact on the Company's consolidated financial statements.

In February 2006, the FASB issues SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140." This amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."  This Statement:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e. Amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the first fiscal year that begins after September 15, 2006.  The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of SFAS No. 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of the fiscal year, provided the Company has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Provisions of this Statement may be applied to instruments held at the date of adoption on an instrument-by-instrument basis.  The Company is currently reviewing the effects of adoption of this statement but it is not expected to have a material impact on its financial statements.

In March 2006, Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 156, "Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140," with respect to the accounting for separately recognized servicing assets and servicing liabilities.  Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006.  The adoption of this statement is not expected to have a material impact on the Company's financial statements.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (SAB 107) which provides guidance regarding the interaction of SFAS 123(R) and certain SEC rules and regulations. The new guidance includes the SEC’s view on the valuation of share based payment arrangements for public companies and may simplify some of SFAS 123(R)’s implementation challenges for registrants and enhance the information investors receive.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term ‘conditional asset retirement obligation’ as used in SFAS 143 “Accounting for Asset Retirement Obligations,” which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company does not believe that FIN 47 will have a material impact on its financial position or results from operations.

NOTE 2 - RESTATEMENT AND CORRECTION OF AN ERROR

Certain financial statement balances at June 30, 2003, have been restated as of July 1, 2003, to reflect the accounting for a derivative financial instrument associated the financing lease and free standing warrants issued with this financing instrument.

Subsequent to the year ended June 30, 2004, the Company evaluated warrants issued on January 16, 2002, associated with the financing lease under Emerging Issues Task Force (“EITF”) issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”).  The evaluation of specifically identified conditions was made to determine whether the fair value of the warrants was required to be initially classified as a derivative liability rather than as equity, as previously reported. It was determined that these outstanding warrants should have been classified as a derivative liability. In accordance with EITF 00-19, warrants which are determined to be classified as a derivative liability are to be marked to market each reporting period, with the corresponding non-cash gain or loss reflected in the current period operations.

As a result of the above the following accounts were affected:

	Balances at June 30, 2003	(Debit) Credit Transition Entry July 1, 2003	Corrected Balances at July 1, 2003
Derivative liability	$ --	$ 84,673	$ 84,673
Additional Paid in Capital	$ 32,978,633	$(1,093,898)	$ 31,884,735
Accumulated (Deficit)	$(29,485,447)	$ 1,009,225	$(28,476,222)

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

The following table shows the carrying value of mineral properties and equipment, which are idle at June 30, 2005.  The carrying value is based upon a third party appraisal obtained subsequent to the year ended June 30, 2004.

Office equipment	$ 139,809
Glendale plant and equipment	1,847,339
Black Canyon crushing	2,441,090
Equipment	164,888
Acquisition costs	1,461,524
Development costs	618,306
6,672,956
Less: Allowance for impairment and accumulated depreciation	(4,971,956)
$1,701,000

Property and plant consists of the following at June 30, 2005:

Land	$ 60,000
Office building	152,998
Mill building	362,394
Automotive	13,368
588,760

Less: Accumulated depreciation	(118,322)
$ 470,438

Note  4 – DERIVATIVE FINANCIAL LIABILITY

The Company uses the Black-Scholes option-pricing model to value options and warrants, and the embedded conversion option components of any bifurcated embedded derivative instruments that are recorded as derivative liabilities.

The warrant derivative associated with the financing lease, at the time it was issued, January 16, 2002, was determined to be $1,093,898, $84,673 at June 30, 2003, and $146,778 at June 30,2004. The fair value of the warrant derivative instrument liability at June 30, 2005, was determined to be $81,057 using the following assumptions, expected dividend yield of zero, expected stock price volatility of 104.81%, risk free interest of 3.66 % and remaining contractual life of 1.55 years. Based upon this change in fair value, the Company has recorded a non-cash gain on derivative financial instruments during the year ended June  30, 2005, of $65,721 and a corresponding decrease in the derivative instrument liability.

NOTE 5 - FINANCING LEASE LIABILITY

In January 2002, the Company completed a financing lease transaction.  Under the terms of the transaction, the Company sold a 40 percent ownership in the Company’s mica processing facility located in Glendale, Arizona.  Subsequently, the Company leased the property back for an initial period of 10 years, with an option to repurchase the 40 percent ownership for 120 percent of the original sales price after the second year.  The repurchase price of the property increases by 10 percent of the original sales price each year the option remains unexercised up to a maximum of 150 percent of the original sales price.  Payments for the first six months under the financing agreement were $30,000, for the second six months they increased to $37,450 and thereafter they are $45,000 per month.  For fiscal 2005 and 2004, effectively, these payments represent interest on the total purchase price of $4,500,000 at 12% per year.  The Company is in default under the terms of the financing lease transaction and is in negotiations to resolve the issue.  The Company is currently past due on $1,350,000 on accrued lease payments.

In connection with this transaction, the Company issued a warrant to purchase 2,550,000 shares of the Company’s common stock at $.50 per share.  This warrant vested in January 2002 and is exercisable through January 16, 2007.  The fair value of the warrant, as determined at the time of issuance, of $2,593,898 was recorded as a discount on the financing liability and is being accreted annually.  During the years ended June 30, 2005 and 2004, the Company recognized accretion of the discount on the liability of $210,416 and $193,096, respectively.

The components of the long-term liability are as follows as of June 30, 2005:

Total financing lease liability	$ 4,500,000
Less: unamortized discount	(1,943,725)

Net financing lease liability	$ 2,556,275

NOTE 6 - NOTES PAYABLE, RELATED PARTY AND SHAREHOLDER

In 2001, the Company received one-year loans totaling $400,000, bearing interest at 12% per annum from a shareholder. As of June 30, 2005, the Company was in default on these loans and accrued interest of

$117,000. Subsequent to June 30, 2005, the Company agreed to convert the $400,000 12% notes and accrued interest due a shareholder, into 500,000 shares of the Company’s common stock. As a result, the Company will recognize a gain on the debt conversion approximating $119,000 during fiscal 2006.

In March 2001, the Company received an unsecured loan of $800,000 from a director.  The note bore an interest rate equal to the prime rate plus one percentage point and was due on March 14, 2002.  The note was extended until March 15, 2004, in consideration for a security interest in all of Azco's accounts receivable, inventory, equipment and real property and 700,000 warrants to purchase the Company’s stock at an exercise price of $.40, which expired unexercised.  The relative fair value of the warrant at the time of issuance was $330,273 and was recorded as a discount to the related note.  During the year ended June 30, 2004, the Company recognized accretion of the discount on the notes payable of $85,055.  On March 15, 2006, the director agreed to extend the delinquent $800,000 note for a period of 18 months, until September 15, 2007, with an annual interest rate of 12%.

Notes payable, related party and shareholder at June 30, 2005, are summarized as follows:

Notes payable, shareholder – current Various 12.0% notes due to a shareholder. Principal and accrued interest due from September 2003 to December 2005. The various notes are unsecured.	$ 400,000

Note payable, related party – noncurrent

12% note payable to a director of the Company.  Principal and accrued interest due September 2007.  Note is secured by the Company’s accounts receivable, inventory, equipment and real property.

$ 800,000

As of June 30, 2005, accrued interest was payable on the notes payable, shareholder and  note payable , related party of $117,000 and  $192,00, respectively.

NOTE 7 - LINE OF CREDIT

In January 2003, the Company obtained an Equity Line of Credit ("ELOC"). The ELOC accrues interest at 24% per year and was due March 17, 2003. As of June 30, 2005, a balance of $73,145 plus accrued interest of $40,160 is currently outstanding. The Company is currently negotiating financing arrangements with the lender to resolve this outstanding balance.

NOTE 8 - STOCKHOLDERS’(DEFICIT)

Issuances of Common Stock

In August 2003, as part of a settlement agreement with former officers, the Company agreed to provide these individuals with 1,200,000 shares of its common stock, valued at $0.15 per share, the fair market value on the date of the transaction.

During the fiscal year ended June 30, 2004, the Company sold 2,930,000 shares of its common stock for cash of $367,000 at an average price of $0.13 per share.  Of these, 2,430,000 shares were subject to the finder's fee agreement described in Note 10 below.  Accordingly, 486,000 shares were issued to the finder at a value of $58,800 based on the fair market value on the transaction dates.  The amount has been recorded as general and administrative-stock compensation expense.

During the fiscal year ended June 30, 2004, an additional 200,000 shares with a fair market value of $34,000 were issued to the finder for other services performed.  This has been recorded as general and administrative-stock compensation expense. In November 2003, 1,000,000 shares of common stock were issued for investor relations and marketing services rendered with a fair market value of $170,000 recorded as general and administrative-stock compensation expense.

During the fiscal year ended June 30, 2005, the Company sold 2,560,000 common shares for aggregate cash proceeds of $256,000.

During the fiscal year ended June 30, 2005, the Company issued 312,000 common shares to the finder at an aggregate value of $54,440, based on the fair market value on the transaction dates.  The amount has been recorded as general and administrative-stock compensation expense.

During the fiscal year ended June 30, 2005, the Company issued 1,350,000 shares of common stock for investor relations and consulting services rendered at an aggregate value of $163,500, based on the fair market value on the transaction dates. At June 30, 2005, $105,250 of this amount was classified as deferred compensation and the balance of $58,250 has been recorded as general and administrative-stock compensation expense.

During the fiscal year ended June 30, 2005, the Company issued to related parties 3,000,000 shares of common stock for accrued wages and accrued interest with an aggregate value of $440,000, based on the fair market value on the transaction dates. The total reduction of accrued liabilities amounted to $300,000 and the balance of $140,000 has been recorded as general and administrative-stock compensation expense.

During the fiscal year ended June 30, 2005, the Company issued to unrelated parties 250,000 shares of common stock for payment of accounts payable with an aggregate value of $37,000, based on the fair market value on the transaction dates. The total reduction to accounts payable was $73,672 and the balance of $36,672 has been recorded as gain on conversion of debt.

Stock Options

The Company has a stock option plan (the Plan) dated July 24, 1989, as amended, for the granting of options to purchase its common stock.  The board of directors may grant options to key personnel and others as it deems appropriate provided the number of options granted under the Plan does not exceed 5,950,424.  There are no vesting requirements under the Plan. The options are exercisable over a maximum term of five years.

In addition to options under the Plan, the Company also has issued options outside of the Plan and these options are exercisable over various terms up to a maximum term of ten years.

On October 7, 2003, the Company granted five (5) year options to a director to purchase an aggregate of 1,500,000 shares of common stock at $0.11 per share, the market price of the stock on the date of the grant. One the grant date, 750,000 of the options vested and 250,000 of the remaining options vest every six months from the date of grant. The options were valued at $105,000 using the Black-Scholes option-pricing model and will be amortized to expense over the term of the vesting.

The options were valued using a volatility of 102.64%, risk free interest rate of 3.00% and an expected life of 3.5 years.  On the same date, the Company granted ten (10) year options to the President, CEO, and director to purchase 4,000,000 shares of common stock at $0.11 per share, the market price of the stock on the date of the grant. One the grant date, 1,000,000 the options vested and 1,000,000 of the remaining options vest every six months from the date of grant. Using Black-Scholes option-pricing model with a volatility of 102.64%, risk free interest rate of 3.00% and an expected life of 5.0 years, the options are valued at $280,000 and will be amortized to expense over the term of the vesting.

On October 7, 2003, the Company granted five (5) year options to two employees at the time of the grant, to purchase an aggregate of 2,000,000 shares of common stock at $0.11 per share, the market price of the stock on the date of the grant. On the grant date, 500,000 of the options vested and 500,000 of the remaining options vest every six months from the date of grant. On January 31, 2004, the two employees resigned from the Company and the options expired. The options were valued at $60,000 using the Black Scholes pricing model and will be amortized to expense over the term of the vesting. The options were valued using a volatility of 102.64%, risk free interest rate of 3.00% and an expected life of .42 years, the period from the date of grant to their resignation.

On April 8, 2004, the Company granted five (5) year options to a director and to the President, CEO and director, to purchase an aggregate of 3,000,000 shares of common stock at $0.10 per share, the market price of the stock on the date of the grant. The options vested on the date of grant. The options were valued at $210,000 using the Black-Scholes option-pricing model and will be expensed in the period granted. The options were valued using a volatility of 107.33%, risk free interest rate of 2.50% and an expected life of 3.0 years.

In July 2004, the Company granted at total of 3,000,000 stock options at an exercise price of $0.10 per share, the market price of the stock on the date of grant, to the chairman of the board of directors and to the President and CEO of the Company. The options have a term of five years and vest on the date of grant. The fair value of the option grants were estimated at $210,000 as of the date of grant utilizing the Black-Scholes option-pricing model with the following average assumptions, expected life of options of 3 years, volatility of 106%, risk-free interest rate of two and one-half percent (2.5%), and a zero percent (0%) dividend yield.

Stock option and warrant activity, both within the Plan and outside of the Plan, for the years ended June 30, 2005 and 2004 are as follows:

	Stock Options		Stock Warrants
		Weighted		Weighted
		Average		Exercise
	Shares	Price	Shares	Price

Outstanding at June 30, 2003	1,150,000	$ 0.71	3,400,000	$ 0.53
Granted	10,500,000	0.11	---	---
Canceled	(100,000)	0.67	---	---
Expired	(3,050,000)	0.32	(500,000)	0.40
Exercised	---	---	---	---

Outstanding at June 30, 2004	8,500,000	0.11	2,900,000	0.56
Granted	3,000,000	0.10	---	---
Canceled	---	---	---	---
Expired	---	---	---	---
Exercised	---	---	---	---
Outstanding at June 30, 2005	11,500,000	$ 0.11	2,900,000	$0.56

Stock options and warrants outstanding and exercisable at June 30, 2005, are as follows:

Outstanding and Exercisable Options				Outstanding and Exercisable Warrants
		Weighted				Weighted
		Average				Average
		Remaining	Weighted			Remaining	Weighted
Exercise		Contractual	Average	Exercise		Contractual	Average
Price		Life	Exercise	Price		Life	Exercise
Range	Number	(In Years)	Price	Range	Number	(In Years)	Price
$0.10	6,000,000	3.95	$0.10	$ 0.70	300,000	0.71	$ 0.70
$ 0.11	5,500,000	6.90	$ 0.11	$ 0.50	2,550,000	1.54	$ 0.50
	11,500,000		$ 0.11	$ 2.50	50,000	1.85	$ 2.50

					2,900,000		$ 0.56

The following table illustrates the pro forma effect on net (loss) and (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 148, “Accounting For Stock-Based Compensation - Transition & Disclosure, An Amendment To FASB Statement No. 123,” to stock-based employee compensation.

	Year Ended June 30,
	2005	2004

Net (loss), as reported	$ (1,596,290)	$ (7,871,871)
Deduct – stock-based compensation expense determined under the fair value method, net of tax effect	(275,623)	(554,377)
Pro forma net (loss)	$ (1,871,913)	$ (8,426,248)

(Loss) per share:
Net (loss) per share, as reported	$(0.03)	$(0.19)

Net (loss) per share, pro forma	$(0.04)	$(0.20)

NOTE 9 - INCOME TAXES

The income tax benefit differs from the amount computed by applying the U.S. federal income tax rate of 34% to net (loss) before taxes for the fiscal years ended June 30,:

	2005	2004
Tax benefit at the federal statutory rate	$ 551,429	$ 2,635,328
State tax	113,011	542,568
Increase in valuation allowance	(664,440)	(3,203,866)
Other	---	25,970
Tax benefit	$ ---	$ ---

The components of the deferred tax asset and deferred tax liability at June 30, 2005 are as follows:

2005
Deferred tax asset:
Federal net operating loss carry forwards	$ 10,927,837
State net operating loss carry forwards	1,931,111
Valuation allowance	(12,858,948)
Net deferred tax asset	$ ---

At June 30, 2005, the Company had net operating loss carry forwards for Arizona income tax purposes of approximately $27.7 million (2004 - $31.0 million). These losses expire in varying amounts through June 30, 2010.

At June 30, 2005, the Company had net operating loss carry forwards for federal income tax purposes of approximately $32.1 million (2004 - $30.4 million).  These losses expire between June 30, 2019 and June 30, 2025.

NOTE 10 - CONTINGENCIES AND COMMITMENTS

Finders Fee Agreement and Investor Relations Agreement

In August 2003, the Company entered into an agreement with a third party ("Finder") whereby the Company will pay a finder's fee for locating investors to subscribe to purchase shares of the Company's common stock.  The fee is one share of common stock for every five shares of common stock investors introduced to the Company by the finder, purchase from the Company. A total of 798,000 shares were issued under this agreement.  On June 3, 2005, the Company entered into a new investor relation’s agreement with the party providing for specific activities and provided for compensation to the consultant of 1,000,000 shares of the Company’s common stock for six months services from date of the agreement. Under the terms of the agreement, the Company will issue as compensation an additional 250,000 shares of the Company’s common stock for each of the three-month periods beginning December 3, 2005, and March 3, 2006.

iCapital Corporation

On June 25, 2002 Azco received a demand for arbitration filed by iCapital Corporation seeking $144,000 in relief due to failure to pay under a June 26, 2001 Financial Consulting Agreement.  In September 2003, the American Arbitration Association awarded iCapital Corporation $144,000 in addition to $6,000 in attorney’s fees and costs as full settlement of the claims submitted for arbitration.  On November 15, 2004, the Company agreed with iCapital to settle the approximately $150,000 amount owed, by the issue of up to 500,000 shares of its common stock to be held by the Company and released to iCapital in six $25,000 increments over a period of six months beginning December 1, 2005, the number of shares to be released monthly to be calculated on the basis of the average market price of the Company’s stock at for the week prior to the shares being released.  A total of 153,012 shares were issued during the period December 1, 2005, and May 1, 2006, in full satisfaction of the Agreement.

Eagle River International Ltd. Litigation

On January 22, 1999, the trustee (Petitioner in bankruptcy proceedings against Eagle River International, Ltd. (Eagle River) served a petition, in the Quebec Superior Court, District of Hull, Canada, upon the Company in order to recuperate certain subsidiary stock and other assets from the Company.  It is the understanding of the Company and its Canadian legal counsel that the Petitioner alleges that, through the Company’s involvement with Eagle River in the Mali Project, the Company is guilty of contractual breaches in excess of $4,300,000.  In management’s opinion, based on information to date, this claim is unfounded and management intends to vigorously defend its position.

Employment Agreements

On October 7, 2003, the Company entered into employment and change of control agreements with its President and Chief Executive Officer.  The employment agreement describes, among other things, the officer’s duties, compensation levels and benefits.  The agreement provides for annual salary of $180,000 adjusted by the CPI.  The term of the agreement is from October 16, 2003, through and including October 15, 2006, and then automatically extends through October 15, 2008, and thereafter on a yearly basis unless terminated on 90 days prior notice.  The change of control agreement provides that if there is a change of control of the Company and the officer leaves the employment of the Company, for reason other than discharge for cause, death, or disability, within six months after such change of control, the officer shall receive a lump sum cash payment of 299% of the base amount as defined in IRC Section 280G (b) (3), subject to certain limitations of the Internal Revenue Code.  In addition, the officer will continue to be covered by the Company’s medical, health, life and dental plans for 24 months after such cessation of employment.

Property Identification Agreement

On October 6, 2003, the Company entered into a confidential property identification agreement with its current President and Chief Executive Officer.  Under terms of the agreement, the current officer, on the basis of his prior knowledge, provided a list of 24 specific mineral properties with potential for exploration and development that might represent attractive acquisition opportunities for the Company.  The Company agreed to pay compensation to the current officer in the form of a royalty of 1.0% of the value of future production, if any that is derived from identified properties that the Company acquires.  In the event an identified property is acquired and subsequently sold, the Company agreed to pay the current officer an amount equal to 10.0% of the value of the sale.  The Ortiz gold property that was acquired in August 2004 is one of the 24 properties identified and is subject to the property identification agreement.

Title to Mineral Properties

Although the Company has taken steps, consistent with industry standards, to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

New Planet

On August 12, 2003, the Company assigned, for the sum of $5,000, its right, title and interest in and to its lease with New Planet Copper Mining Company to Metallica Ventures, LLC, a corporation controlled by the Company’s President and Chief Executive Officer.  The Company retained an option to purchase 25% of the New Planet lease for an amount equal to 25% of the expenditures on the property from the date of assignment through the date of the exercise of the option.  On September 22, 2005, Metallica Ventures LLC reassigned to the Company, for consideration of $10,000 and the issue of 2,000,000 shares of the Company’s common stock to its President, its right, title and interest in and to the lease with New Planet Copper Mining Company.

Ortiz Gold Project

On August 1, 2004, the Company entered into an option and lease agreement with Ortiz Mines, Inc., a New Mexico corporation, whereby the Company acquired exclusive rights for exploration, development and mining of gold and other minerals on 57,267 acres (approximately 90 square miles) of the Ortiz Mine Grant in Santa Fe County, New Mexico.  The Company paid an initial sum of $20,000 for a six-month option, and on February 1, 2005 paid the additional sum of $30,000 in order to exercise the option and enter into the lease and also to satisfy the obligation of the first year’s lease payment.  On February 1, 2006, the Company paid $71,184 for the second year’s lease payment (through January 31, 2007).  The lease provides for an initial term of seven years (12 years in certain circumstances), continuing year-to-year thereafter for so long as the Company is producing gold or other leased minerals in commercial quantities and otherwise is performing its obligations under the lease.  Among other terms, the lease provides for annual lease payments that escalate per acre of ground the Company retains under lease; a sliding-scale production royalty varying from 3% to 5% depending on the price of gold; the requirement that the Company comply with governmental permitting and other regulations; and other terms common in mining leases of this type.  The Ortiz gold project is subject to the property identification agreement between the Company and its President and Chief Executive Officer.

The minimum and maximum future payments due on this lease are as follow for the next five years and thereafter:

Payment Due Date	Minimum Due ($)	Maximum Due ($)

Feb 1, 2007	73,967	100,217
Feb 1, 2008	81,801	171,801
Feb 1, 2009	42,934	200,434
Feb 1, 2010	30,000	171,801
Feb 1, 2011 forward	30,000	171,801

NOTE 11 - SUBSEQUENT EVENTS

Consulting Agreement

On September 15, 2005, the Company entered into a consulting agreement with an attorney who is the son of the Company’s President and Chief Executive Officer. Terms of the contract provide for compensation of $4,000 per month and payment of certain expenses for an initial three-month period, after which the contract extends on a month-to-month basis until terminated by either party. On November 28, 2005, the contract was extended and the consultant was awarded 50,000 shares of the Company’s common stock with a fair market value of $25,000 on the date of the transaction. On May 2, 2006, the contract was terminated and replaced with full time employment at a salary of $5,000 per month.  In connection with full-time employment, the Company granted 50,000 options under its stock option plan at an exercise price of $1.24 per share, the closing price on May 2, 2006.

Placement of Senior Secured Convertible Note

On March 21, 2006, Azco completed a private placement of senior secured convertible notes, additional investment rights and warrants to five institutional investors for an aggregate purchase price of $2,500,000.  Azco received net proceeds of approximately $2,270,000 after deducting fees and expenses.  The convertible notes have a term of 17 months and amortize over 12 months beginning on the first day of the fifth month following their issuance.  Interest on the principal amount outstanding will accrue at a rate of 7% per annum.  Azco may pay principal and accrued interest in cash or, at Azco's option, in shares of its common stock.  The holder of each convertible note, at the holder’s option, may convert the note into Azco’s common stock at a conversion price of $1.58 per share.  Azco also granted additional investment rights to the investors, giving each the right for 12 months to purchase, under the same terms, an additional convertible note for 50% of the amount initially purchased.  Azco also issued warrants to the note holders, giving the right for a period of 5 years to purchase in the aggregate 791,139 shares of Azco’s common stock at a price of $1.58 per share.  Financial advisory fees included a fee equal to 8% of the gross proceeds, and 75,001 warrants exercisable at $1.58 per share.  In connection with the transaction, Azco is required within 60 days of the closing to file a registration statement with the Securities and Exchange Commission and within 150 days to cause the registration statement to be declared effective.

Issuances of Equity

On March 15, 2006, the Company issued 300,000 shares of common stock to a director in for the exercise of warrants at $0.70 per share, in exchange for payment of accrued interest owed on the note payable aggregating $160,000 and reduction in principal of $50,000.

On September 22, 2005, the Company issued 2,000,000 shares of common stock with a fair market value on the date of the transaction of $600,000 to an officer in connection with reacquisition of a mineral lease.

On September 22, 2005, an officer and a director each agreed to accept 750,000 shares, for a total of 1,500,000 shares, of the Company's common stock as payment of $100,000 of accrued interest on a note payable and $100,000 of accrued salary, respectively. The issued shares were valued on the date of the transaction at market value aggregating $450,000 and general and administrative stock-compensation was recognized amounting to $250,000.

Subsequent to June 30, 2005, the Company sold 6,005,578 shares of common stock aggregating total cash proceeds of $1,033,241.

Subsequent to June 30, 2005, the Company issued in the aggregate 2,295,000 shares of common stock aggregating $1,207,550 to unrelated parties pursuant to investor and marketing consulting and service agreements.

Subsequent to June 30, 2005, the Company issued 653,012 shares of common stock aggregating $570,000 pursuant to debt conversion agreements with two entities, including payment of notes payable and accrued interest. The Company recognized a gain associated with the conversion of debt amounting to $119,667.

Summit Silver-Gold Project

On May 4, 2006, for a cash price of $1,300,000 the Company acquired 100% of the shares of The Lordsburg Mining Company, a New Mexico corporation, from Imagin Minerals Inc., a privately owned industrial minerals company.  The major assets of The Lordsburg Mining Company include the Summit mining property consisting of approximately 117 acres of patented mining claims and 600 acres of unpatented mining claims in the Steeple Rock Mining District, Grant County, southwestern New Mexico; the Lordsburg mill site property, located approximately 60 miles south of the Summit property, consisting of approximately 257 acres of patented mining claims near Lordsburg, Hidalgo County, New Mexico; mining and operating permits related to the Summit mining property and the Lordsburg mill site property; and mineral processing equipment consisting of a ball mill and 400 ton-per-day flotation plant, stored at Winston, Sierra County, New Mexico.  The Summit property is subject to underlying net smelter return royalties capped at $4,000,000 and to a net proceeds interest on sales of unbeneficiated mineralized rock with an end price of $2,400,000.  The Company holds The Lordsburg Mining Company as a wholly owned subsidiary.  The Summit acquisition is subject to a property identification agreement between the Company and its President and Chief Executive Officer.